EXHIBIT A

This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors are residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of United States securities laws. Furthermore, it may be difficult to compel a Japanese company and its affiliates to subject themselves to a United States court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

(English Language Translation)

May 11, 2017

Company name:	DTS CORPORATION

Name of representative:	Koichi Nishida

President & Representative Director

(Code: 9682, First Section of the Tokyo Stock Exchange)

Contact:	Takao Sakamoto

Executive Director

(Phone: 03-3437-7522)

Company name:	DATALINKS CORPORATION

Name of representative:	Hayao Yokoo

President & Representative Director

(Code: 2145, JASDAQ)

Contact:	Shogo Tadokoro

Executive officer and Corporate service executive manager

(Phone: 03-5962-7621)

Announcement regarding the Execution of a Share Exchange Agreement for Converting

DATALINKS CORPORATION into a Wholly-Owned Subsidiary of DTS CORPORATION

(Simplified Share Exchange)

DTS CORPORATION (“DTS”) and DATALINKS CORPORATION (“Datalinks”) hereby announce that they passed resolutions at their respective board of directors meetings held today to carry out a share exchange in which DTS will become the sole parent company and Datalinks will become the wholly-owned subsidiary (the “Share Exchange”) and that they also entered into a share exchange agreement (the “Share Exchange Agreement”) today.

Pursuant to the provisions of Article 796(2) of the Companies Act, DTS plans to carry out the Share Exchange according to the procedures for a simplified share exchange, which does not require the approval of its general shareholders meeting. Datalinks plans to carry out the Share Exchange after obtaining the approval of its annual general shareholders meeting that is scheduled to be held on June 16, 2017.

Prior to the effective date of the Share Exchange (scheduled for August 1, 2017), shares of Datalinks common stock are scheduled to be delisted from the JASDAQ market (the “JASDAQ”) of Tokyo Stock Exchange, Inc. (the “TSE”) on July 27, 2017 (the last trading day will be July 26, 2017).

1.	Objective of Creating a Wholly-owned Subsidiary Through Share Exchange

DTS was founded in 1972 in Minato-ku, Tokyo, and listed its shares on the 1st Section of the Tokyo Stock Exchange in 1999. Since its foundation, based on its corporate philosophy of “Building trust with customers, raising corporate value, enhancing the life of employees, and thereby contributing to society, all through technology”, DTS has continuously provided added-value through providing various services relating to systems ranging from consulting to design, development, operation, and construction of foundations to its customers coming from a wide variety of business types and business categories, including finance and telecommunications, with the aim of becoming a system integrator capable of meeting high-level business needs.

Recently, the DTS Group, based on its management vision of “MADE BY DTS, Creating New Value”, established a three-year Mid-Term Management Plan entitled “Change! For the Next, Creating New Value” starting in FY 2016. Positioning this three-year-period as a period for achieving “transformation” into a true system integration company, the DTS Group is continuing to transform itself, thereby promoting its efforts to provide optimal IT services for enhancing business value for its customers and throughout society, and to establish a Group system sufficiently mobile to rapidly respond to the changing environment. In April 2017, with an eye towards advancing in depth into growing markets and strengthening its competitive edge, DTS Group integrated Yokokawa Digital Computer Corporation, a group company with strengths in embedding system development for in-vehicle and healthcare equipment, and Art System Corporation, to thereby incorporate DTS Insight Corporation. Thus, the DTS Group has, as a whole, endeavored to aim toward achieving an enhanced level of trust from society by devoting all of its energies into the expansion, growth and stability of the Group, as well as achieving the improvement of capital efficiency by way of purchasing its own treasury shares and return of profits to our shareholders, to enable the DTS Group to become a corporate group which is attractive to shareholders and investors.

Since being founded in 1982 as an information systems subsidiary of a foundation, Datalinks has provided various services including core system services, etc., to the foundation and the NTT group. Following a capital and business affiliation with DTS in April 2001, Datalinks adopted its corporate philosophy of “Client First, Quality First, and Object First” with the aim of becoming a comprehensive personnel service provider.

In 2007, with the aim of expanding profitability and securing superior human resources through achieving increased public recognition, Datalinks listed its shares on the JASDAQ market. While securing independence from its parent company as a subsidiary of DTS, Datalinks has, through the improved governance provided by outside directors and outside corporate auditors, protected the interests of its minority shareholders in an appropriate manner, and taken a variety of measures while making use of the benefits realized from the listing of its shares, and has thereby achieved the results which were contemplated at the time of its listing, including the hiring of industry-ready website development engineers and high-level students who have the potential to become data scientists in the data science business, etc. In order to cope with the changing business environment, in March 2016, Datalinks sold its temporary staffing business (dispatching of clerical workers), a core business since its listing, and now devotes itself to system solutions service businesses and BPO (business process outsourcing) service businesses, having selected and concentrated its business areas and addressed cost structure reform, and is thereby aiming at further expanding its business scale and enhancing its corporate value.

To date, DTS has been sharing management strategies and management plans with Datalinks, a Group company of DTS, and engaging in business operations in cooperation with each other. Recently, however, driven by the rapid development of digital technology, including artificial intelligence (AI), the Internet of Things (IoT), FinTech, big data, cloud computing and mobile communications, the environment surrounding the customers has seen significant change. In addition, as evidenced by the uncertain economic situation and fiercer competition both domestically and abroad, the business environment surrounding DTS and Datalinks has become increasingly severe. In order to respond to such social and technological changes and further strengthen the core business in the mid to long-term, it is necessary for both companies to create closer business relations than before and to accelerate and maximize the synergistic effects in terms of market, technology, human resource and business bases, by integrating the technology, know-how, and business foundations of both companies and engaging in strategies in a flexible manner, while taking advantage of the respective merits of each company. Specifically, in regard to the sectors of the solutions business, which is DTS’s growth sector, and the operations and BPO businesses, which are DTS’s core businesses, by strengthening further collaboration with Datalinks’ system solutions service business and BPO service business, the business areas of which are overlapping, (i) the sharing of highly-skilled personnel, (ii) the integration of technology, know-how and business foundations, and (iii) the further expansion of business synergies by cooperating and sharing of various systems such as the development of human resources, etc., of both companies will be enabled. Thus, we consider that the foregoing sectors of the solutions business and the BPO service business will, through the expansion of the business operating bases, the reinforcement of development capabilities, and the promotion of efficient use of resources, become keys for future growth. Furthermore, in order for Datalinks to put growth strategies into practice in a steady manner, it is necessary to construct a solid system of cooperation which will enable the maximum use of management resources, such as customer bases and technology possessed by the DTS Group.

In view of such circumstances, DTS determined that the best policy would be to make Datalinks its wholly-owned subsidiary and comprehensively considered the financial and capital influences in connection with making Datalinks its wholly-owned subsidiary, and, in December 2016, requested Datalinks to become its wholly-owned subsidiary through a share exchange with its own treasury shares as consideration.

Datalinks engaged in sincere discussions on how such request from DTS could contribute to the desired competitive strategies of Datalinks under current industry movements. Focusing on web-related system construction and big data analysis, Datalinks has attempted to promote various business developments. Under the system solutions service business, which is its flagship business, the demands from clients that need to be coped with have been changing as the progress of digital technology including AI, IoT, etc., has been accelerating more than ever before, the approach for making proposals in terms of sales or system development and the development methods, etc., have been changed, and, with regard to system development requested by clients, there has been an increase in system development initiated by an on-site department of the clients rather than their IT department. Moreover, competition has become even fiercer, and amid such severe industry environment, in order to achieve sustainable growth and the enhancement of corporate value, as well as to meet the expectations of various stakeholders, including its shareholders, Datalinks considered that merely using its own resources involves limitations in terms of strengthening its sales forces and coping with new technology in every aspect, and deemed it necessary and appropriate to make maximum use of its own resources held by the DTS Group, and to strengthen its competitive power through enhancement of technological capabilities by conducting research and development as well as making investments, and engaging in systematic development of human resources. Thus, in order to promote these new competitive strategies in a more rapid and assured manner, Datalinks came to recognize that it was necessary for Datalinks to become a wholly-owned subsidiary of DTS, its parent company, which would enable effective use of project management skills for large-scale development projects possessed by the DTS Group as well as solution development in the corporate field and relevant know-how and client bases for such solution development, and would see benefits flow from the increased scale derived from the integration of the management resources of both companies, thereby maximizing business synergistic effects.

In response to DTS’s request for Datalinks to become a wholly-owned subsidiary of DTS, DTS and Datalinks have engaged in continuous good faith discussions on the stances both companies should take in the future. As a result, DTS and Datalinks came to the conclusion that, amid the significantly changing business environment, rather than a situation where each company separately utilizes the strengths and know-how developed to date as an independent, listed company, promoting the sharing of corporate philosophy as well as visions and strategies more than ever before, seeking to select and concentrate their management resources by rapid decision making, and building further efficient and solid management foundations by (i) reducing the management costs necessary for maintaining the status of being listed, (ii) improving business efficiency through intensive information sharing, and (iii) re-distributing human resources in an effective manner, thereby strengthening the Group’s management, would further contribute to enhancing the corporate value of both companies for the future. Thus, in order to further facilitate the carrying out of the foregoing measures, we reached the conclusion that the best method would be for both DTS and Datalinks to make Datalinks a wholly-owned subsidiary of DTS, and, under common Group strategies, to accelerate decision-making and clarify the sharing of responsibilities between the companies, as well as to ensure further strengthened Group governance and flexibility in the organizational operations based on such common Group strategies. Accordingly, both companies have decided to enter into a share exchange agreement as of today.

In accordance with the share exchange agreement, DTS and Datalinks further strengthen their affiliation, and enable the preparation of business strategies for both companies and put into practice an optimal distribution of management resources under the common management of the Group as a whole. Thereby, the Group in its entirety will address urgent and vital management issues, and devote ourselves to strengthening the profitability of the Group and enhancing corporate value.

2.	Overview of the Share Exchange

(1)	Schedule for the Share Exchange

Date of resolution of the board of directors for the execution of the Share Exchange Agreement (both companies)	May 11, 2017

Execution date of the Share Exchange Agreement (both companies)	May 11, 2017

Record date of the annual general shareholders meeting (Datalinks)	March 31, 2017

Date of the annual general shareholders meeting (Datalinks)	June 16, 2017 (scheduled)

Last trading day (Datalinks)	July 26, 2017 (scheduled)

Delisting date (Datalinks)	July 27, 2017 (scheduled)

Effective date of the Share Exchange	August 1, 2017 (scheduled)

(Note 1)	Pursuant to Article 796(2) of the Companies Act, DTS plans to carry out the Share Exchange according to the procedures for a simplified share exchange, which does not require the approval of the general shareholders meeting.
(Note 2)	The schedule above may be changed by agreement of both companies if it is necessary depending on the progress of the procedures for the Share Exchange.

(2)	Method of the Share Exchange

Under the Share Exchange, DTS will become the sole parent company and Datalinks will become the wholly-owned subsidiary. Pursuant to the provisions of Article 796(2) of the Companies Act, DTS plans to carry out the Share Exchange according to the procedures for a simplified share exchange, which does not require the approval of the general shareholders meeting. Datalinks plans to carry out the Share Exchange after obtaining the approval for the Share Exchange Agreement at its annual general shareholders meeting that is scheduled to be held on June 16, 2017.

(3)	Terms of allotment in connection with the Share Exchange

Name of company	DTS (sole parent company upon share exchange)	Datalinks (wholly-owned subsidiary upon share exchange)
Allotment ratio for the Share Exchange	1	0.73

Number of shares to be delivered through the Share Exchange	DTS common stock: 787,614 shares (scheduled)

(Note 1)	Share allotment ratio

For each share of Datalinks common stock, 787,614 shares of DTS common stock will be allotted and delivered. However, no share will be allotted through the Share Exchange for the 1,080,000 shares of Datalinks common stock owned by DTS (as of May 11, 2017).

(Note 2)	Number of DTS shares to be delivered through the Share Exchange

Number of DTS common stock to be delivered through the Share Exchange: 787,614 shares (scheduled)

At the time of the Share Exchange, DTS will allot and deliver the number of DTS common stock that is calculated based on the allotment ratio in the table above to the Datalinks shareholders (excluding DTS) as of immediately prior to the time that DTS acquires all outstanding shares of Datalinks (excluding the Datalinks common stock owned by DTS) through the Share Exchange (the “Reference Time”) in exchange for the Datalinks common stock owned by such shareholders. DTS plans to use its treasury shares for all of the shares that will be delivered, and DTS does not plan to issue any new shares when making the allotment in connection with the Share Exchange. Immediately prior to the Reference Time, Datalinks plans to cancel all of its treasury shares that will be owned by the time immediately prior to the Reference Time (including the treasury shares that are acquired based on the share buyback demand made by dissenting shareholders under Article 785 of the Companies Act that is exercised with regard to the Share Exchange) through a resolution of a board of directors meeting that is held no later than the day before the effective date of the Share Exchange.

The number of shares to be allotted and delivered through the Share Exchange may change in the future due to the acquisition or cancellation of treasury shares by Datalinks.

(Note 3)	Treatment of shares of less than one unit

As a result of the Share Exchange, there is expected to be shareholders who will newly own DTS shares of less than one unit (i.e., less than 100 shares). In particular, Datalinks shareholders who own less than 100 shares of Datalinks stock are expected to only own DTS shares of less than one unit and will not be able to sell such shares on an exchange market. The shareholders who will own DTS shares of less than one unit may rely on the “Buyback Policy” for shares of less than one unit (This is a policy where, pursuant to the provisions of Article 192(1) of the Companies Act, shareholders who own DTS shares of less than one unit can make a demand on DTS to purchase back such shares, and the shareholders can sell such shares to DTS)

(Note 4)	Treatment of any fraction of less than one share

With respect to the Datalinks shareholders who will receive an allotment and delivery of fractions of less than one share of DTS common stock at the time of the Share Exchange, pursuant to the provisions of Article 234 of the Companies Act and other relevant laws and regulations, DTS will sell the number of DTS shares equal to the sum of such fractions (any fraction of less than one share in the sum will be rounded off) and deliver the proceeds of the sale to such shareholders in proportion to such fractions.

(4)	Treatment of share options and bonds with share options in connection with the Share Exchange

Datalinks has not issued any share options or bonds with share options.

3.	Basis for the terms of allotment in connection with the Share Exchange

(1)	Basis and reasons for the terms of allotment

To ensure fairness and reasonableness when calculating the share allotment ratio in Section 2(3) above (“Terms of allotment in connection with the Share Exchange”) that will be used in the Share Exchange (the “Share Exchange Ratio”), as stated in Section 3(4) below (“Measures to ensure fairness”), DTS appointed SMBC Nikko Securities Inc. (“SMBC Securities”) as its third-party appraiser and TMI Associates as its legal advisor, while Datalinks appointed YAMADA FAS Co., Ltd. (“YAMADA FAS”) as its third-party appraiser and Seiwa Meitetsu Law Office as its legal advisor.

As stated in Section 3(4) below (“Measures to ensure fairness”), DTS carefully discussed and considered the valuation report on the share exchange ratio that it received from its third-party appraiser (SMBC Securities) on May 11, 2017 and the advice that it received from TMI Associates, and decided that the Share Exchange Ratio is reasonable and will not harm the interests of DTS and Datalinks shareholders, so it has decided that it would be reasonable to carry out the Share Exchange according to the Share Exchange Ratio.

As stated in Sections 3(4) (“Measures to ensure fairness”) and 3(5) (“Measures to avoid conflicts of interest”) below, Datalinks carefully discussed and considered the valuation report on the share exchange ratio that it received from its third-party appraiser (YAMADA FAS) on May 10, 2017, the advice that it received from Seiwa Meitetsu Law Office, the report that it received on May 10 , 2017 from the third party committee consisting of an independent outside expert, outside corporate auditors and an outside director of Datalinks, which found that Datalinks’ decision regarding the Share Exchange will not be disadvantageous to Datalinks’ minority shareholders, and the results of the due diligence conducted on DTS. As a result, Datalinks decided that the Share Exchange Ratio, as stated in paragraph (2)(ii) below (“Summary of the calculation”), is not disadvantageous to Datalinks’ minority shareholders because, out of the calculation results of the Share Exchange Ratio that were received from YAMADA FAS, it exceeds the upper limit of the range calculated by the market share price method and falls within the range calculated by the discounted cash flow method (the “DCF Method”), so it has decided that it would be reasonable to carry out the Share Exchange according to the Share Exchange Ratio.

DTS and Datalinks have considered various factors such as the companies’ financial conditions, business performance trends, and share price trends, etc. as well as referred to the calculation results of the share exchange ratio, advice that they received from their respective third-party appraisers and the advice that they received from their respective legal advisors as described above, then, they have held many negotiations and discussions, and as a result, they have determined that the Share Exchange Ratio is reasonable and will not harm the interests of their respective shareholders. Therefore, based on the resolutions of the board of directors meetings of DTS and Datalinks that were held today, they have decided to enter into the Share Exchange Agreement to carry out the Share Exchange according to the Share Exchange Ratio.

The Share Exchange Ratio may be changed upon discussion between the companies if there is any material change in the various conditions that form the basis of its calculation.

(2)	Matters regarding calculation

(i)	Names of the appraisers and their relationships with the publicly-listed companies

Both SMBC Securities (DTS’s third-party appraiser) and YAMADA FAS (Datalinks’ third-party appraiser) are appraisers that are independent from DTS and Datalinks, are not parties that are related to DTS or Datalinks, and do not have any significant interests that should be noted with regard to the Share Exchange.

(ii)	Summary of the calculation

As shares of DTS and Datalinks are listed on the TSE and they have a market share price, SMBC Securities adopted market price method (using May 10, 2017 as the calculation reference date, the average closing price for the one-month, three-month and six-month period to the calculation reference date.) and also the DCF Method so that future business activities are reflected in the valuation.

The calculation results of the share exchange ratio submitted by SMBC Securities was created as a reference for the resolution of the DTS’s board of directors regarding share exchange ratio, and are not intended to express SMBC Securities’s opinion on the fairness of the share exchange ratio in the Share Exchange.

The ranges shown below represent the number of shares of DTS common stock to be allotted for each share of Datalinks common stock, pursuant to each calculation method.

Method used	Calculation results of the share exchange ratio
Market share price method	0.62~0.66
DCF method	0.55~0.85

In calculating the share exchange ratio, SMBC Securities adopted all information received from both companies as well as publicly-available information as is, in principle, and assuming that all of such materials and information, etc. were accurate and complete, SMBC Securities has not independently verified the accuracy and completeness thereof. It also did not independently perform a valuation, appraisal, or assessment of the assets and liabilities (including contingent liabilities) of both companies, and their related companies, including analysis and valuation of individual assets and liabilities, and also did not ask any third-party entity to perform such appraisal or assessment. In addition, it assumed that the financial projections for both companies have been reasonably prepared by the management of both companies based on the best projections and decisions that can be obtained at this time. Furthermore, the calculation of the share exchange ratio by SMBC Securities is based on the information and economic conditions up to May 10, 2017.

No significant increase or decrease in profit is expected in the business plan provided by DTS, which were used by SMBC Securities as premises for its valuation via the DCF Method. There are fiscal years in which profit is expected to increase considerably in the business plan between the fiscal year ending March 2018 and the fiscal year ending March 2020 provided by Datalinks, which were used by SMBC Securities as premises for its valuation via the DCF Method. Specifically, by actively aiming for (i) the expansion of sales and profits driven by the new contact center business certified by the Payment Card Industry Data Security Standards (“PCIDSS”) which are international security standards under which credit card numbers are to be handled, in the BPO service business, and (ii) the reduction of costs including expenses required for various policies throughout Datalinks, a substantial increase in profits compared with the previous business year is expected in the term ending in March 2019.These financial projections do not assume that the Share Exchange will be carried out.

On the other hand, as shares of DTS and Datalinks are listed on the TSE and they have a market share price, YAMADA FAS adopted market price method (using May 10, 2017 as the calculation reference date, the average closing price for the one-month, three-month and six-month period to the calculation reference date), as well as DCF Method in order to reflect future business operations in the valuation.

Using May 10, 2017 as the calculation reference date, the market share price method used the closing price of DTS and Datalinks common stock on the TSE 1st Section and TSE JASDAQ on the calculation reference date and the simple average of the closing price in the one-month, three-month, and six-month periods preceding the calculation reference date.

Under the DCF method, YAMADA FAS has received DTS’s business plan and calculated the share value of DTS by using certain discount rates to discount free cash flows, which the DTS is expected to produce in the future, to current value based on the business plan value for the business years from the year ending March 2018 to the year ending March 2020. A discount rate of between 6.50% and 7.94% was used, and the perpetuity growth method, with a perpetuity growth rate of 0%, was used to calculate the terminal value.

YAMADA FAS has received Datalinks’ business plan and calculated the share value of Datalinks by using certain discount rates to discount free cash flows, which the Datalinks is expected to produce in the future, to current value based on the business plan value for the business years from the year ending March 2018 to the year ending March 2020. A discount rate of between 8.80% and 10.76% was used, and the perpetuity growth method, with a perpetuity growth rate of 0%, was used to calculate the terminal value, and the perpetuity growth method.

No significant increase or decrease in profit is expected in the business plan provided by DTS, which were used by YAMADA FAS as premises for its valuation via the DCF Method. There are fiscal years in which profit is expected to increase considerably in the business plan between the fiscal year ending March 2018 and the fiscal year ending March 2020 provided by Datalinks, which were used by YAMADA FAS as premises for its valuation via the DCF Method. Specifically, a JPY 230 million increase in profits compared with the previous business year is expected in the term ending in March 2019, by actively aiming for (i) the expansion of sales and profits driven by the new business related to PCIDSS in the BPO service business, and (ii) the reduction of costs including expenses required for various policies throughout Datalinks. These financial projections do not assume that the Share Exchange will be carried out.

The ranges shown below represent the number of shares of DTS common stock to be allotted for each share of Datalinks common stock, pursuant to each calculation method.

Method used	Calculation results of the share exchange ratio
Market share price method	0.557~0.690
DCF method	0.613~0.833

In calculating the share exchange ratio, YAMADA FAS adopted all information received from both companies as well as publicly-available information as is, in principle, and assuming that all of such materials and information, etc. were accurate and complete, YAMADA FAS has not independently verified the accuracy and completeness thereof. It also did not independently perform a valuation, appraisal, or assessment of the assets and liabilities (including contingent liabilities) of both companies, and their related companies, including analysis and valuation of individual assets and liabilities, and also did not ask any third-party entity to perform such appraisal or assessment. In addition, it assumed that the financial projections for both companies have been reasonably prepared by the management of both companies based on the best projections and decisions that can be obtained at this time. Furthermore, the calculation of the share exchange ratio by YAMADA FAS is based on the information and economic conditions up to May 10, 2017.

The calculation results of the share exchange ratio submitted by YAMADA FAS was prepared as a reference for the resolution of the Datalinks’ board of directors regarding share exchange ratio, and are not intended to express YAMADA FAS’s opinion on the fairness of the share exchange ratio in the Share Exchange.

(3)	Delisting plans and the grounds for such delisting

On the effective date of the Share Exchange (scheduled for August 1, 2017), DST will become Datalinks’ sole parent company through the Share Exchange, and the common stock of Datalinks, which will become the wholly-owned subsidiary, is scheduled to be delisted on July 27, 2017 (the last trading day will be July 26, 2017) according to the TSE’s delisting standards. After the delisting, Datalinks common stock will no longer be traded on the TSE, but because the DTS common stock that will be allotted to Datalinks shareholders on the effective date of the Share Exchange are listed on the TSE, we believe that the shareholders who own at least 100 shares of Datalinks common stock and will receive an allotment of at least 100 shares of DTS common stock (i.e., the number of shares in one unit of DTS shares) through the Share Exchange, despite the fact that they may receive an allotment that partly consists of shares of less than one unit depending on the number of shares they own, will continue to be able to trade shares of at least one unit on exchange markets, thereby ensuring the liquidity of the shares.

However, shareholders who own less than 100 shares of Datalinks common stock at the Reference Time will be allotted shares of DTS common stock that are less than one unit. Shares of less than one unit cannot be sold on exchange markets, but shareholders can make a demand on DTS to purchase shares of less than one unit and the shareholders can sell such shares to DTS. For details regarding this treatment, please see (Note 3) (“Treatment of shares of less than one unit”) in Section 2.3 above.

In addition, for details regarding the treatment of any fraction of less than one share that may arise, please see (Note 4) (“Treatment of any fraction of less than one share”) in Section 2.3 above. Datalinks’ common shareholders may continue to trade its Datalinks common stock on the TSE as in the past and may exercise their legal rights under the Companies Act and other relevant laws and regulations until the last trading day (scheduled for July 26, 2016).

(4)	Measures to ensure fairness

Due to the fact that DTS is already a parent company of Datalinks that owns 50.02% of Datalinks’ total outstanding shares, the companies have determined that there is a need to ensure the fairness of the Share Exchange and have taken the following measures to ensure fairness:

(i)	Obtaining valuation reports on share exchange ratio from independent third-party appraisers

DTS hired SMBC Securities, a third-party appraiser that is independent from DTS and Datalinks, and received a valuation report on share exchange ratio on May 11, 2017. For a summary of this valuation report, please see Section 3(2) above (“Matters regarding calculation”).

Datalinks hired YAMADA FAS, a third-party appraiser that is independent from DTS and Datalinks, and received a valuation report on share exchange ratio on May 10, 2017. For a summary of this valuation report, please see Section 3(2) above (“Matters regarding calculation”).

Neither DTS nor Datalinks has received a fairness opinion from their respective third-party appraisers stating that the Share Exchange Ratio is reasonable or fair from a financial perspective.

(ii)	Advice from independent law firms

DTS has appointed TMI Associates and Datalinks has appointed Seiwa Meitetsu Law Office as their respective legal advisors for the Share Exchange, and each has received legal advice regarding the various procedures for the Share Exchange and the decision-making method and process of the board of directors. TMI Associates and Seiwa Meitetsu Law Office are independent from DTS and Datalinks and do not have any significant interests with the companies.

(5)	Measures to avoid conflicts of interest

DTS already owns 10,800 voting rights in Datalinks (50.03% (rounded to the nearest hundredths, and the same shall apply hereinafter to the calculation of the Ratio of Voting Rights Owned (defined below)) of 21,588 voting rights held by all shareholders as of March 31, 2017 (the “Ratio of Voting Rights Owned”)) and Datalinks is a consolidated subsidiary of DTS, so in addition to taking the measures in paragraph (4) above, the following measures have been taken to avoid any conflicts of interest:

(i)	Obtaining a Report From Third Party Committee That Has No Interest in Datalinks

In reviewing the Share Exchange, in order to eliminate conflicts of interest and secure fairness and transparency in the Share Exchange, Datalinks has established a third party committee consisting of four members: Mr. Kazuhiro Miyagawa, who is an independent outside expert (CPA of BEQONE PARTNERS Inc.) with no interest in DTS, Ms. Taeko Ishii (attorney-at-law of Ohta & Ishii Law Office), and Mr. Takao Ono, who are outside corporate auditors of Datalinks and who are also registered with the Tokyo Securities Exchange as independent officers, and Mr. Naoki Sato, who is an outside director of Datalinks registered with the TSE as an independent officer as well. In accordance with the rules established by the TSE Datalinks requested the third party committee to review whether or not Datalinks’ decision to conduct the Share Exchange is disadvantageous to the interests of Datalinks’ minority shareholders. In conducting the above-mentioned review, in addition to holding five meetings in total during the period from April 13, 2017 to May 2, 2017, the third party committee collected information and carefully conducted a review regarding the above stated matters for review. In conducting such review, the third party committee received explanations from Datalinks about the purpose of the Share Exchange, the background thereto, the content of the corporate value of Datalinks, and the negotiation history and determination process of the various conditions of the Share Exchange (including the share exchange ratio), and also received explanations from YAMADA FAS about the evaluation of the share exchange ratio in the Share Exchange. In addition, the third party committee also received explanations from Seiwa Meitetsu Law Office, a legal advisor of Datalinks, regarding the method and processes, etc. of Datalinks’ decision making regarding the Share Exchange.

Under such background, the third party committee has submitted a report to Datalinks as of May 10, 2017, to the effect that, based on the above explanations, the calculation results, and other materials for review, there were found to be no circumstances to believe that the resolution of the board of directors of Datalinks for the Share Exchange would be particularly disadvantageous to the minority shareholders of Datalinks.

(ii)	Opinion to the effect that approval has been obtained from all directors of Datalinks who have no interest in Datalinks and that no objections were raised by any corporate auditor who has no interest in Datalinks.

At the meeting of the board of directors of Datalinks in which the proposal for the Share Exchange was resolved, in order to be more careful from the perspective of avoiding the appearance of a conflict of interests, the proposal was at first deliberated and resolved by only three (3) directors, and not including Mr. Isao Yokoo, who concurrently serves as a director of DTS, and Mr. Tomoki Toyonaga and Mr. Nobuhiko Ishikawa, who concurrently serve as corporate officers of DTS (hereinafter such deliberation and resolution shall be referred to as the “First Resolution”).

Then, taking into consideration the fact that, if it is construed that a director who concurrently serves as a director or corporate officer of DTS does not constitute a director with special interests under Article 369.2 of the Companies Act, the quorum required for meetings of the board of directors stipulated under Article 369.1 of the same Act will not be met for the First Resolution, the matter was deliberated upon and resolved again by six (6) directors, including those who did not participate in the First Resolution (hereinafter such deliberation and resolution shall be referred to as the “Second Resolution”).

Thus, among the directors of Datalinks, Mr. Isao Yokoo, who concurrently serves as a director of DTS, and Mr. Tomoki Toyonaga and Mr. Nobuhiko Ishikawa, who concurrently serve as corporate officers of DTS, did not attend the First Resolution, but attended only the Second Resolution.

In addition, from the same perspective, Mr. Isao Yokoo, Mr. Tomoki Toyonaga and Mr. Nobuhiko Ishikawa did not attend the discussion or negotiations over the Share Exchange in their positions as directors or corporate officers of Datalinks.

With regard to the First Resolution and the Second Resolution, the directors, excluding those who have not attended the deliberation and resolution as stated above, and the corporate auditors, attended the meetings of the board of directors pertaining to such resolutions, and as a result of careful deliberation regarding the various conditions of the Share Exchange, all the directors who attended the respective meetings unanimously made the aforementioned resolutions, and no objections were raised by the corporate auditors who attended the respective meetings.

4.	Overview of the companies participating in the Share Exchange (as of March 31,2017)

	Sole parent company upon share exchange	Wholly-owned subsidiary upon share exchange

1. Name	DTS CORPORATION	Datalinks CORPORATION

2. Address	6-19-13 Shimbashi, Minato-ku, Tokyo	2-7-1 Nishishinjuku, Shinjuku-ku, Tokyo

3. Name and title of representative	Koichi Nishida President & Representative Director	Hayao Yokoo Representative Director

4. Description of business	Information service business	Service industry

5. Stated capital	JPY 6,113 million	JPY 309 million

6. Date of incorporation	August 25,1972	May 1, 1982

7. Number of outstanding shares	25,222,266 shares	2,159,000 shares

8. Fiscal year end	March 31	March 31

9. Number of employees	(Consolidated) 4,396 (as of March 31,2017)	314 (as of March 31,2017)

10. Major customers	Mizuho Financial Group NTT Group Meiji Yasuda Life Insurance Group Mitsubishi UFJ Financial Group Sumitomo Mitsui Trust Group Dai-ichi Life Group Fujitsu Group KDDI Group	NTT DATA Corporation Japan Post Trading Service Co., Ltd DTS CORPORATION NTT DATA CUSTOMER SERVICE Corporation KDDI CORPORATION

11. Major banks	Sumitomo Mitsui Trust Bank, Ltd. Mizuho Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Mizuho Bank, Ltd.

12. Major shareholders and their shareholding ratios

DTS Group Employee shareholding association 6.48%

Japan Trust Services Bank, Ltd. (trust account) 5.82%.

The Master Trust Bank of Japan, Ltd. (trust account) 4.27%

Toshio Sasanuki 4.09%

J.P.MORGAN BANK LUXEMBOURG S.A.

380578 (Standing proxy: Mizuho Bank, Ltd.,

    Settlement & Clearing Services Division) 2.85%

DTS CORPORATION 50.02%

NTT DATA Corporation 17.37%

Telwel East Japan Corporation 8.68%

MSIP CLIENT SECURITIES

(Standing proxy: Morgan Stanley

MUFG Securities Co., Ltd.) 4.55%

Datalinks Employee shareholding

    association 4.09%

DOCOMO CS, Inc. 3.47%

13. Relationship between the companies

Capital relationship	DTS owns 1,080,000 shares of Datalinks stock, which represents 50.02% of its total outstanding shares.

Personal relationship	1 director of DTS concurrently serves as a representative director of Datalinks, and 2 executive officers of DTS concurrently serves as directors of Datalinks.

Transactional relationship	DTS is consigning software development to the Datalinks. In addition, Datalinks is consigning software development to DTS.

Statusas a related party	Datalinks is a consolidated subsidiary of DTS, so DTS and Datalinks are related parties to each other.

14. Operating results and financial conditions in the past 3 years

	DTS (consolidated)			Datalinks
Fiscal Year	FY ended March	FY ended March	FY ended March	FY ended March	FY ended March	FY ended March
	2015	2016	2017	2015	2016	2017
Net assets	38,084	40,355	43,660	2,747	2,909	3,141
Total assets	51,382	55,131	57,141	3,776	3,899	3,774
Net assets per share (JPY)	1,557.2	1,671.27	1,832.04	1,272.64	1,347.66	1,454.87
Sales	74,609	82,537	79,858	7,616	7,750	5,466
Operating profits	6,432	7,599	7,986	274	322	267
Ordinary profits	6,518	7,707	8,093	277	324	269
Current net profits attributable to Datalinks shareholders	3,692	4,341	5,121	166	204	145
Current net profits per share (JPY)	156.74	186.68	222,48	77.04	94.93	134.87
Dividend per share (JPY)	50	60	70	21	27	32

(The unit: JPY million unless specifically noted otherwise.)

5.	Status after the Share Exchange

Sole parent company upon share exchange

1. Name	DTS CORPORATION

2. Address	6-19-13 Shimbashi, Minato-ku, Tokyo

3. Name and title of representative	Koichi Nishida, President & Representative Director

4. Description of business	Information service business

5. Stated capital	JPY 6,113 million

6. Fiscal year end	March 31

7. Net assets	Not fixed at this point.

8. Total assets	Not fixed at this point.

6.	Summary of accounting treatment

The Share Exchange is expected to constitute a transaction under common control under the Accounting Standards for Business Combinations.

7.	Future outlook

Datalinks is already a consolidated subsidiary of DTS, so the impact of the Share Exchange on the business performance of both DTS and Datalinks is expected to be minor.

8.	Matters regarding transactions with the controlling shareholder

(1)	Whether the Share Exchange is a transaction with a controlling shareholder; compliance with the guidelines regarding measures for the protection of minority shareholders

DTS is a controlling shareholder that owns 50.03% of the voting rights held by all Datalinks shareholders, so from Datalinks’ perspective, the Share Exchange constitutes a transaction with a controlling shareholder.

The corporate governance report disclosed on June 29, 2017 provides the following as “guidelines regarding measures for the protection of minority shareholders when conducting a transaction with a controlling shareholder”: if Datalinks will be conducting a transaction with a controlling shareholder, the terms and conditions of such transaction shall be negotiated and determined based on the same terms and conditions that are provided to other domestic companies in the same business, considering the skills and techniques of services Datalinks provides, market price, and other factors.

As stated in Sections 3(4) (“Measures to ensure fairness”) and 3(5) (“Measures to avoid conflicts of interest”) above, Datalinks plans to carry out the Share Exchange by deciding on the Share Exchange Ratio after taking measures to ensure its fairness and to avoid conflicts of interest.

Accordingly, the Share Exchange is found to be in compliance with Datalinks’ “guidelines regarding measures for the protection of minority shareholders when conducting a transaction with the controlling shareholder” mentioned above.

(2)	Matters regarding the measures to ensure fairness and the measures to avoid conflicts of interest

As stated in paragraph (1) above (“Whether the Share Exchange is a transaction with a controlling shareholder; compliance with the guidelines regarding measures for the protection of minority shareholders”), from Datalinks’ perspective, the Share Exchange constitutes a transaction with a controlling shareholder, so Datalinks carefully discussed and considered the various terms of the Share Exchange at its board of directors meeting, and as stated in Sections 3(4) (“Measures to ensure fairness”) and 3(5) (“Measures to avoid conflicts of interest”) above, Datalinks has also taken measures to ensure its fairness and to avoid any conflicts of interest.

(3)	Summary of the opinion obtained from a person that has no interest with the controlling shareholder, stating that this transaction will not be disadvantageous to the minority shareholders

As stated in Section 3(5) (“Measures to avoid conflicts of interest”), item (i) (“Obtaining a Report From Third Party Committee That Has No Interest in Datalinks”) above, to resolve any conflicts of interest with regard to the Share Exchange and to ensure the fairness and transparency of the Share Exchange, when Datalinks was considering the Share Exchange, it established the third party committee . Datalinks requested a third party committee to consider the following issues: (a) the reasonableness of the purpose of the Share Exchange; (b) the reasonableness of the terms and conditions of the Share Exchange; (c) whether or not sufficient consideration has been given to the shareholders’ interests through the due process of the Share Exchange; and (d) whether or not it will be disadvantageous for Datalinks’ minority shareholders, if Datalinks’ board of directors decides to implement the Share Exchange.

As a result, Datalinks has received from the third-party committee a report dated May 10, 2017, to the effect that: as for question (a) above, the purpose of the Share Exchange is found to be reasonable, since Datalinks’ conclusion is sufficiently reasonable that there are almost no factors arising out of the Share Exchange that would have a negative impact from the perspective of the corporate value of Datalinks and DTS, which is rather expected to increase, and Datalinks is also expected to strengthen its technological and marketing capabilities more than ever by use of the management resources possessed by DTS, and since Datalinks’ conclusion is not considered particularly unreasonable in that minority shareholders of Datalinks will be able to receive benefits from the aforementioned increase in corporate value by becoming shareholders of DTS; as for question (b) above, the reasonableness of the terms and conditions of the Share Exchange has been ensured in terms of protection of the interests of the minority shareholders of Datalinks, since conventional valuation methods were used to calculate the Share Exchange Ratio and no arbitrary numerical manipulations or unreasonable calculation bases, etc. have been identified, and the share exchange ratio agreed upon by and between DTS and Datalinks falls within the range calculated by the DCF Method that is used by YAMADA FAS and exceeds the upper limit of the range calculated by the market share price method; as for question (c) above, consideration is found to have been given to the interests of minority shareholders of Datalinks through fair procedures of the Share Exchange, since Datalinks asked a third-party appraiser and a legal adviser that are independent from DTS and Datalinks to calculate the share exchange ratio, etc. and conduct legal due diligence, and have also taken measures to avoid any conflicts of interest; and as for question (d) above, it is not disadvantageous for minority shareholders of Datalinks to allow Datalinks’ board of directors to pass a resolution to conduct the Share Exchange, if the results of the discussions of questions (a) through (c) above are comprehensively taken into account.

(Reference) DTS’s consolidated business performance forecast for the current term (announced on May 11, 2017) and actual consolidated business performance for the previous term

(JPY million)

	Consolidated sales	Consolidated operating profits	Consolidated current net profits before tax	Consolidated current net profits attributable to DTS shareholders
Business performance forecast for the current term (FY ending March 2018)	82,550	8,100	8,200	5,350
Actual business performance for the previous term (FY ended March 2017)	79,858	7,986	8,093	5,121

(Reference) Datalinks’s actual business performance for the previous term

(JPY million)

	Sales	Operating profits	Current net profits before tax	Current net profits attributable to Datalinks shareholders
Actual business performance for the previous term (FY ended March 2017)	5,466	267	269	145